Mail Stop 4561

      June 30, 2005



Mr. Stephen G. Kasnet
Chief Executive Officer
Harbor Global Company Ltd.
One Faneuil Hall Marketplace, 4th Floor
Boston,  MA 02129-1820

Re:	Harbor Global Company Ltd.
Form 10-K for the fiscal year ended December 31, 2004
      Filed March 23, 2005
      File No. 0-30889

Dear Mr. Kasnet:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Independent Auditors` Reports, pages F-2 to F-3
1. Tell us the city and state where your accountants` reports were issued. In future filings, please have your accountants provide this information within their accountants` report as required by Rule 2-02 of Regulation S-X.
2. Please have your former auditor, Deloitte & Touche LLP, revise their audit report in accordance with Auditing Standard No. 1 of the
PCAOB, References in Audit Reports to the Standards of the Public Company Accounting Oversight Board, for inclusion within an amended filing.

Concentration of Revenues, page F-14
3. In light of the significance of rental income from the Meridian Commercial Tower, please disclose a description of your leasing arrangements, the amounts of contingent rentals included within the income statement, and minimum future rentals on noncancellable leases in accordance with paragraph 23 of SFAS 13.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. Stephen G. Kasnet
Harbor Global Company Ltd.
June 30, 2005
Page 3